Execution Copy

August 15, 2003

XALOY Incorporated

101 Xaloy Way

Pulaski, VA 24301

Attention: Mr. Walter G. Cox, President

Saurer Management AG

Bahnhofplatz 12

Postfach

CH-8401 Winterhur

Switzerland

ATT:  Josef Steiger

  Group Vice President

Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated June 26, 2003, by and between XALOY INCORPORATED, a Delaware corporation (“Purchaser”), SAURER LTD, a corporation organized under the laws of Switzerland (“Purchaser Guarantor”), AMPCO-PITTSBURGH SECURITIES V CORP., a Delaware corporation, and AMPCO UES SUB, INC., a Delaware corporation (each a “Seller” and together the “Sellers”), and AMPCO-PITTSBURGH CORPORATION, a Pennsylvania corporation (“Seller Guarantor”) and the July 11, 2003 Letter Agreement between the same parties which modify some terms of the aforementioned Stock Purchase Agreement (together known as “Stock Purchase Agreement”). Capitalized terms used but not otherwise defined herein shall have the same meaning as set forth in the Stock Purchase Agreement.

This letter agreement (this “Agreement”) sets forth certain additional agreements of the undersigned parties relating to the transactions contemplated by the Stock Purchase Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. Section 1.2 of the Stock Purchase Agreement shall be changed to read as follows:

1.2 Purchase Price. The total purchase price for the Stock shall be $16,894,055 [based on the most recent available month-end balance sheet less $1,750,000] (the “Purchase Price”), which may be increased or decreased post-Closing by the Purchase Price Adjustment, if any.

2. The following statement shall be added to the end of Section 2.6:

Sellers and Seller Guarantor will use commercially reasonable efforts to cooperate with Purchaser in connection with Purchaser’s application, if any, for insurance coverage of risks associated with potential Environmental Liabilities; provided that Seller or Seller Guarantor shall not be required to pay any premiums or payables or otherwise incur any cost in connection with any such insurance.

3. The first sentence of Section 2.15 shall be deleted and replaced with the following sentence:

If Phase II Sampling is undertaken in accordance with Section 5.3, unless this Agreement is terminated in accordance with Section 8.1, upon completion of the Phase II Sampling, Sellers agree to pay for (subject to reimbursement as set forth below), perform and control Cleanup of any Environmental Condition revealed by the Phase II Sampling (“Remediation”); provided that, with the sole exception of any Remediation at the Tanner Site, the Sellers shall not be responsible for any Remediation after Sellers’ costs and/or expenses exceed (excluding Environmental Reimbursements made by Purchaser) the Indemnification Cap.

4. The fourth sentence of Section 2.15 shall be deleted and replaced with the following sentence:

Purchaser agrees to reimburse Sellers’ out-of-pocket costs and expenses reasonably incurred in performing the Remediation up to an aggregate amount of $400,000.00 (“Environmental Reimbursements”).

5. In Subsection (ii) of Section 7.1 the following language shall be inserted after “four (4) years,”:

(subject to Section 7.2.1(iii)),

6. Before Subsection (iii) of Section 7.2.1 add the following:

(iii) any third party claims due to the migration of the Hazardous Materials identified in the groundwater in the Phase II Sampling from the Tanner Site,

Change the existing Subsection (iii) to Subsection (iv).

Add the following language to the end of Section 7.2.1:

The obligation for indemnification for claims under this Section 7.2.1(iii) with respect to third party claims due to the migration of the Hazardous Materials identified in the groundwater in the Phase II Sampling from the Tanner Site shall survive for a period of twenty-five (25) years or fifteen (15) years after completion of the Remediation of the Tanner Site, whichever is longer.

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7. The first sentence of Section 7.2.2 shall be deleted and replaced with the following sentence:

Notwithstanding the foregoing and subject to the provisions of Section 7.2.3 below, Purchaser and, following the Closing, the Subsidiaries shall not be entitled to any recovery for Losses suffered as a result of a breach of any representation and warranty of Sellers unless and until the aggregate amount of all Losses suffered by Purchaser and the Subsidiaries exceeds a cumulative aggregate deductible of (i) $400,000.00 less (ii) if any, Environmental Reimbursements paid to Sellers pursuant to Section 2.15 (the “Indemnification Basket”), and then only for the amount by which Losses exceed the Indemnification Basket, and the cumulative aggregate liability for all such Losses shall not exceed an amount equal to (i) twenty-five percent (25%) of the Purchase Price less (ii) $2,000,000.00 (the “Indemnification Cap”)

8. Section 7.2.4 shall be deleted and replaced with the following:

7.2.4	Notwithstanding anything above to the contrary, it is expressly understood that the obligations of Sellers to pay costs and expenses to perform and complete the Remediation, with the sole exception of any Remediation at the Tanner Site, shall not exceed, in the aggregate, the Indemnification Cap. The obligation of Sellers to pay for the costs of the Remediation of the Tanner Site shall not be limited in amount (subject to Purchaser’s obligation to pay any Environmental Reimbursements) and not subject to the Indemnification Cap.

9. The first sentence of the definition of the “Consolidated Balance Sheet” shall be deleted and replaced with the following sentence:

“Consolidated Balance Sheet” means a balance sheet of the consolidated assets and liabilities (other than pension) of the Subsidiaries prepared as of the close of business on the Closing Date (not giving effect therein to actions Purchaser may take on or after Closing) in accordance with GAAP and, to the extent in accord with GAAP, on a basis consistently applied with the Financial Statements.

10. Subsection (xi) of the definition of “Consolidated Balance Sheet” shall be deleted and replaced with the following:

(xi)	the same policies for depreciation and amortization and for expensing and capitalizing assets used in preparing the December 31, 2002 balance sheet will be utilized provided that capital assets will be depreciated and amortized through July 31, 2003;

11. A new definition shall be added as follows:

“Tanner Site” is the Facility owned or leased by a Subsidiary and located at 925 Industrial Drive, New Castle, Pennsylvania.

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12. Exhibit 2 of the Stock Purchase Agreement shall be replaced with the Exhibit 2 attached hereto as Annex 1.

13. Sections 3.10, 3.11, 3.14.5 and 3.21 of the Disclosure Schedule shall be replaced with the Sections attached as Annex 2, Annex 3, Annex 4 and Annex 5, respectively.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflict of law provisions thereof.

All references in the Stock Purchase Agreement, and in any other agreement, document or instrument entered into in connection with the Stock Purchase Agreement, to the Stock Purchase Agreement shall be deemed for all purposes to refer to the Stock Purchase Agreement as supplemented by this Agreement, and it shall not be necessary to make specific reference to this Agreement in order to refer to the Stock Purchase Agreement in any such other agreement, document or instrument.

This Agreement may be executed by facsimile transmission in several counterparts, and all counterparts so executed shall constitute one agreement binding on all parties, notwithstanding the fact that all the parties have not signed the original or the same counterpart. Any counterpart signed by the party against whom enforcement of this Agreement is sought shall be admissible into evidence as an original of this Agreement to prove its contents.

[Remainder of Page Intentionally Left Blank]

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Execution Copy

IN WITNESS WHEREOF, the parties hereto have executed or have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

XALOY INCORPORATED

By:	/s/ WALTER COX
Name:	Walter Cox
Title:	President

SAURER LTD

By:	/s/ JOSEF STEIGER	/s/ KARL HAPPEL
Name:	Josef Steiger	Karl Happel
Title:	Vice President	Manager of Financial Admin.

AMPCO-PITTSBURGH SECURITIES V CORP.

By:	/s/ ROSE HOOVER
Name:	Rose Hoover
Title:	Vice President

AMPCO UES SUB, INC.

By:	/s/ ROSE HOOVER
Name:	Rose Hoover
Title:	Vice President

AMPCO-PITTSBURGH CORPORATION

By:	/s/ ERNEST G. SIDDONS
Name:	Ernest G. Siddons
Title:	Executive Vice President and Chief Operating Officer

ANNEX 1

Exhibit 2

Allocation Schedule

ENTITY	PORTION OF PURCHASE PRICE
New Castle Industries, Inc.	$5,704,847
Bimex Industries, Inc.	$1
Atlantic Grinding & Welding, Inc.	$1,880,655
F.R. Gross Co., Inc.	$8,137,193
Keystone Rolls, Inc.	$1,171,359

TOTAL:	$16,894,055

ANNEX 2

Section 3.10

Title to Properties; Encumbrances

1. Bimex Industries, Inc. does not own all right title and interest to one of its patents, number 4,679,294. This patent will expire July 14, 2004. In 2002, Bimex Industries, Inc. sold 29 units related to this patent for a total of $220,782. The issue with this patent is that the original inventors did not sign written assignments so written assignments were never recorded in the U.S. Patent & Trademark office. When Bimex tried to get nunc pro tunc assignment documents from one of the inventors, it was unsuccessful.

2. All Encumbrances identified in the exception provisions of the following title commitments which were received or will be received by Purchaser:

(a) Title Commitment from Lawyers Title Insurance Corporation effective April 7, 2003 for Bimex Industries, Inc. properties located in Wales, Wisconsin and any follow-on revised Title Commitment for such property.

(b) Title Commitment from Endress Title (Ref # 125485) effective May 1, 2003 for F.R. Fairco Inc. property located in Summit County, Ohio and any follow-on revised Title Commitment for such property.

(c) Title Commitment from Lawyers Title Insurance Corporation effective June 5, 2003 for New Castle Industries, Inc. properties located in Hickory Township, Pennsylvania and any follow-on revised Title Commitment for such property.

(d) Title Commitment from Lawyers Title Insurance Corporation effective May 15, 2003 for Keystone Rolls, Inc. properties located in the Borough of Wheatland, Pennsylvania and any follow-on revised Title Commitment for such property.

(e) Title Commitment from Lawyers Title Insurance Corporation effective May 29, 2003 for the Ocean Grinding, Inc. properties located in Londonderry, New Hampshire and any follow-on revised Title Commitment for such property.

(f) Title Commitment from Lawyers Title Insurance Corporation for New Castle Industries, Inc. properties located at 925 Industrial Street New Castle, PA 16102.

3. In January 2003, the real property relating to the feed screw Business at 1399 Countyline Road, New Castle was transferred from Union Electric Steel Corporation to the New Castle Subsidiary.

ANNEX 3

Section 3.11

Real Property

The following is a accurate and complete list of all real property in whole or in part by the Subsidiaries:

1.	Atlantic Grinding & Welding, Inc.

9 Ricker Avenue

Londonderry, NH 03053

2.	Bimex Industries, Inc.

319 Universal Street

Wales, WI 53183

3.	F. R. Gross Co., Inc.

1397 Commerce Drive

Stow, OH 44224

4.	Keystone Rolls Company, Inc.

40 Council Avenue

Wheatland, PA 16161

5.	New Castle Industries, Inc.

(a)	1399 Countyline Road

New Castle, PA 16102

(b)	925 Industrial Street

New Castle, PA 16102

Encumbrance on real property: See Item 2 in Schedule Section 3.10.

ANNEX 4

Section 3.14.5

Infringement

1. Possible infringement of U.S. Patent No. 5.667.448 by Webex, Inc. Correspondence on the matter has been submitted to the Purchaser.

2. The Purchaser has alleged that our Bimex operations using BM 58 steel with tungsten carbide/nickel alloys may be infringing on its intellectual property rights. To the Knowledge of the Sellers, such operations do not infringe on the Purchaser’s intellectual property rights.

ANNEX 5

Section 3.21

Environmental Matters

1. 3.21.1 Compliance Notices:

Letter from the Pennsylvania Department of Environmental Protection dated Febuary 13, 2003 announcing a site inspection on the Tanner property to determine if RCRA Corrective Action is necessary.

2. 3.21.3 Environmental Liabilities

All Environmental Conditions or Environmental matters specifically disclosed in the following environmental reports:

(a)	Phase I Environmental Site Assessment and Limited Compliance Review New Castle Industries, Inc. Keystone Roll Division for 40 Council Avenue Wheatland, PA. prepared by Environ International Corporation in June 2003.

(b)	Phase I Environmental Site Assessment and Limited Compliance Review New Castle Industries, Inc. Northeast Division for 9 Ricker Avenue Londonderry, New Hampshire prepared by Environ International Corporation in June 2003.

(c)	Phase I Environmental Site Assessment and Limited Compliance Review F.R. Gross Company, Inc. for 1397 Commerce Drive Stow, Ohio prepared by Environ International Corporation in June 2003.

(d)	Phase I Environmental Site Assessment and Limited Compliance Review New Castle Industries, Inc. Tanner Plating Division for 925 Industrial Drive New Castle, PA. prepared by Environ International Corporation in June 2003.

(e)	Phase I Environmental Site Assessment and Limited Compliance Review New Castle Industries, Inc. Feed Screw Division for 1399 Countyline Road New Castle, PA. prepared by Environ International Corporation in June 2003.

(f)	Phase I Environmental Site Assessment and Limited Compliance Review New Castle Industries, Inc. Bimex Division for 319 Universal Street Wales Wisconsin prepared by Environ International Corporation in June 2003.

In addition, all Environmental Conditions specifically disclosed in any Phase II Sampling reports arising out of Phase II Sampling performed on the properties discussed in Subsections (a) through (f) above or any other property contemplated in the Stock Purchase Agreement or this Disclosure Schedule. However, any and all Remediation costs arising from such Environmental Conditions shall be allocated in accordance with Section 2.15 and Article VII of the Stock Purchase Agreement.